F I R S T   B U S E Y   C O R P O R A T I O N
A N N O U N C E S
2 0 2 4
T H I R D
Q U A R T E R
E A R N I N G S
Q 3  |  2 0 2 4

October 22, 2024
First Busey Corporation Announces 2024 Third Quarter Earnings
CHAMPAIGN, IL – (GLOBE NEWSWIRE) – First Busey Corporation (Nasdaq: BUSE)

Net Income of $32.0 million
Diluted EPS of $0.55

THIRD QUARTER 2024 HIGHLIGHTS
•Adjusted net income1 of $33.5 million, or $0.58 per diluted common share
•Noninterest income of $36.0 million, or 30.5% of operating revenue1
•Record high quarterly revenue for the Wealth Management operating segment
•Tangible book value per common share1 of $18.19 at September 30, 2024, compared to $16.97 at June 30, 2024, and $15.07 at September 30, 2023, a year-over-year increase of 20.7%
•Tangible common equity1 increased to 8.96% of tangible assets at September 30, 2024, compared to 8.36% at June 30, 2024, and 7.06% at September 30, 2023
•Announced transformative partnership with CrossFirst Bankshares
For additional information, please refer to the 3Q24 Earnings Investor Presentation.
MESSAGE FROM OUR CHAIRMAN & CEO
Third Quarter Financial Results
Net income for First Busey Corporation (“Busey,” “Company,” “we,” “us,” or “our”) was $32.0 million for the third quarter of 2024, or $0.55 per diluted common share, compared to $27.4 million, or $0.47 per diluted common share, for the second quarter of 2024, and $30.7 million, or $0.54 per diluted common share, for the third quarter of 2023. Adjusted net income1, which excludes the impact of acquisition and restructuring expenses, was $33.5 million, or $0.58 per diluted common share, for the third quarter of 2024, compared to $29.0 million, or $0.50 per diluted common share, for the second quarter of 2024 and $30.7 million or $0.55 per diluted common share for the third quarter of 2023. Annualized return on average assets and annualized return on average tangible common equity1 were 1.06% and 12.80%, respectively, for the third quarter of 2024. Annualized adjusted return on average assets1 and annualized adjusted return on average tangible common equity1 were 1.11% and 13.41%, respectively, for the third quarter of 2024.
Third quarter results included $0.8 million in net securities gains, nearly all of which were unrealized, as well as immaterial follow-on adjustments from the mortgage servicing rights sale previously announced in the first quarter of 2024. Excluding these items, adjusted noninterest income1 was $35.1 million, or 29.9% of operating revenue1, during the third quarter of 2024, compared to $33.9 million, or 29.1% of operating revenue, for the second quarter of 2024 and $31.3 million, or 28.7% of operating revenue, for the third quarter of 2023. Further adjusted net income1 was $32.9 million for the third quarter of 2024 with these items excluded, equating to further adjusted earnings1 of $0.57 per diluted common share.
Pre-provision net revenue1 was $41.7 million for the third quarter of 2024, compared to $41.1 million for the second quarter of 2024 and $38.1 million for the third quarter of 2023. Pre-provision net revenue to average assets1 was 1.38% for the third quarter of 2024, compared to 1.37% for the second quarter of 2024, and 1.24% for the third quarter of 2023. Adjusted pre-provision net revenue1 was $44.1 million for the third quarter of 2024, compared to $42.6 million for the second quarter of 2024 and $40.5 million for the third quarter of 2023. Adjusted pre-provision net revenue to average assets1 was 1.46% for the third quarter of 2024, compared to 1.42% for the second quarter of 2024 and 1.32% for the third quarter of 2023.
First Busey Corporation (BUSE) | 2024 Q3 — 2

Our fee-based businesses continue to add revenue diversification. Total noninterest income was $36.0 million for the third quarter of 2024, compared to $33.8 million for the second quarter of 2024 and $31.0 million for the third quarter of 2023. Busey’s Wealth Management and FirsTech operating segments contributed $16.2 million and $5.6 million, respectively, to our noninterest income for the third quarter of 2024, representing 60.4% of noninterest income on a combined basis.
Busey views certain non-operating items, including acquisition-related expenses and restructuring charges, as adjustments to net income reported under U.S. generally accepted accounting principles ("GAAP"). Non-operating pretax adjustments for acquisition and restructuring expenses1 were $1.9 million in the third quarter of 2024. Busey believes that its non-GAAP measures (which are identified with the endnote labeled as 1) facilitate the assessment of its financial results and peer comparability. For more information and a reconciliation of these non-GAAP measures in tabular form, see "Non-GAAP Financial Information" beginning on page 16.
We remain deliberate in our efforts to prudently manage our expense base and operating efficiency given the economic outlook. Noninterest expense was $75.9 million in the third quarter of 2024, compared to $75.5 million in the second quarter of 2024 and $70.9 million in the third quarter of 2023. Adjusted core expense1, which excludes the amortization of intangible assets and new markets tax credits, acquisition and restructuring expenses, and the provision for unfunded commitments, was $71.0 million in the third quarter of 2024, compared to $71.1 million in the second quarter of 2024 and $66.0 million in the third quarter of 2023. The year-over-year comparable period growth in adjusted core expense can be attributed primarily to the acquisition of M&M and general inflationary pressures on compensation and benefits and to a lesser extent certain other expense categories.
Quarterly pre-tax expense synergies resulting from our acquisition of Merchants and Manufacturers Bank Corporation (the “M&M acquisition”) are anticipated to be $1.6 million to $1.7 million per quarter when fully realized. Quarterly run-rate savings are projected to be achieved by the first quarter of 2025. During the third quarter of 2024, we achieved approximately 79% of the full quarterly savings. We expect to continue to prudently manage our expenses and to realize increased rates of M&M acquisition synergies during the final quarter of 2024.
Planned Partnership with CrossFirst
On August 26, 2024, Busey and CrossFirst Bankshares, Inc. (“CrossFirst”) entered into an agreement and plan of merger (the “merger agreement”) pursuant to which CrossFirst will merge with and into Busey (the “merger”) and CrossFirst’s wholly-owned subsidiary, CrossFirst Bank, will merge with and into Busey Bank. This partnership will create a premier commercial bank in the Midwest, Southwest, and Florida, with 77 full-service locations across 10 states—Arizona, Colorado, Florida, Illinois, Indiana, Kansas, Missouri, New Mexico, Oklahoma, and Texas—and approximately $20 billion in combined assets, $17 billion in total deposits, $15 billion in total loans, and $14 billion in wealth assets under care.
Under the terms of the merger agreement, CrossFirst stockholders will have the right to receive for each share of CrossFirst common stock 0.6675 of a share of Busey’s common stock. Upon completion of the transaction, Busey’s stockholders will own approximately 63.5% of the combined company and CrossFirst’s stockholders will own approximately 36.5% of the combined company, on a fully-diluted basis. Busey common stock will continue to trade on the Nasdaq under the “BUSE” stock ticker symbol.
Completion of the merger is subject to customary closing conditions, including the approval of both Busey and CrossFirst stockholders and the regulatory approvals for the merger and the bank merger. With approvals, the parties expect to close the merger in the first or second quarter of 2025. The combined holding company will continue to operate under the First Busey Corporation name and the combined bank will operate under the Busey Bank name. It is anticipated that CrossFirst Bank will merge with and into Busey Bank in mid-2025. At the time of the bank merger, CrossFirst Bank locations will become banking centers of Busey Bank. In connection with the merger, Busey incurred one-time pretax acquisition-related expenses of $1.3 million during the third quarter of 2024.
For further details on the merger, see Busey’s Current Report on Form 8‑K announcing the merger, which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 27, 2024.
First Busey Corporation (BUSE) | 2024 Q3 — 3

Busey’s Conservative Banking Strategy
Busey’s financial strength is built on a long-term conservative operating approach. That focus will not change now or in the future.
The quality of our core deposit franchise is a critical value driver of our institution. Our granular deposit base continues to position us well, with core deposits1 representing 96.5% of our deposits as of September 30, 2024. Our retail deposit base was comprised of more than 253,000 accounts with an average balance of $22 thousand and an average tenure of 16.7 years as of September 30, 2024. Our commercial deposit base was comprised of more than 33,000 accounts with an average balance of $97 thousand and an average tenure of 12.6 years as of September 30, 2024. We estimate that 29% of our deposits were uninsured and uncollateralized2 as of September 30, 2024, and we have sufficient on- and off-balance sheet liquidity to manage deposit fluctuations and the liquidity needs of our customers.
Asset quality remains strong by both Busey’s historical and current industry trends. Non-performing assets decreased to $8.3 million during the third quarter of 2024, representing 0.07% of total assets. Busey’s results for the third quarter of 2024 include an insignificant provision expense for credit losses and a $0.4 million provision expense for unfunded commitments. The allowance for credit losses was $85.0 million as of September 30, 2024, representing 1.09% of total portfolio loans outstanding, and providing coverage of 10.34 times our non-performing loan balance. Busey recorded net charge-offs of $0.2 million in the third quarter of 2024. As of September 30, 2024, our commercial real estate loan portfolio of investor-owned office properties within Central Business District3 areas was minimal at $2.1 million. Our credit performance continues to reflect our highly diversified, conservatively underwritten loan portfolio, which has been originated predominantly to established customers with tenured relationships with our company.
The strength of our balance sheet is also reflected in our capital foundation. In the third quarter of 2024, our Common Equity Tier 1 ratio4 was 13.78% and our Total Capital to Risk Weighted Assets ratio4 was 18.19%. Our regulatory capital ratios continue to provide a buffer of more than $580 million above levels required to be designated well-capitalized. Our Tangible Common Equity ratio1 increased to 8.96% during the third quarter of 2024, compared to 8.36% for the second quarter of 2024 and 7.06% for the third quarter of 2023. Busey’s tangible book value per common share1 increased to $18.19 at September 30, 2024, from $16.97 at June 30, 2024, and $15.07 at September 30, 2023, reflecting a 20.7% year-over-year increase. During the third quarter of 2024, we paid a common share dividend of $0.24.
Community Banking
In July 2024—based on their community involvement and academic achievements—Busey awarded 10 deserving students from across Busey’s footprint in Illinois, Missouri, Florida, and Indiana, a $2,500 scholarship to support their continuing education and bright futures. With 70 applications received, and a record number of eligible applicants, the students with the top scores, as determined by Busey’s Scholarship Committee, averaged a 4.16 GPA. Since the inception of the Busey Bank Bridge Scholarship program in 2022, Busey has awarded 30 scholarships to deserving students for a total $75,000. Full details on the scholarship’s eligibility criteria and application process can be found at https://www.busey.com/busey/busey-bank-bridge-scholarship.
First Busey Corporation (BUSE) | 2024 Q3 — 4

As we build upon Busey’s forward momentum and our strategic growth plans, we are grateful for the opportunities to consistently earn the business of our customers, based on the contributions of our talented associates and the continued support of our loyal shareholders. With our strong capital position, an attractive core funding base, and a sound credit foundation, we remain confident that we are well positioned as we move into the final quarter of 2024 and into 2025. We are mindful of the evolving economic outlook and remain focused on balance sheet strength, profitability, and growth, in that order. The pending CrossFirst transaction fits with our acquisition strategy and we are excited to welcome our CrossFirst colleagues into the Busey family.

Van A. Dukeman
Chairman and Chief Executive Officer
First Busey Corporation
First Busey Corporation (BUSE) | 2024 Q3 — 5

SELECTED FINANCIAL HIGHLIGHTS (unaudited)
(dollars in thousands, except per share amounts)

	Three Months Ended			Nine Months Ended
	September 30, 2024	June 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
EARNINGS & PER SHARE AMOUNTS
Net income	$32,004	$27,357	$30,666	$85,586	$96,816
Diluted earnings per common share	0.55	0.47	0.54	1.49	1.72
Cash dividends paid per share	0.24	0.24	0.24	0.72	0.72
Pre-provision net revenue[1,2]	41,744	41,051	38,139	129,168	125,593
Operating revenue[2]	117,688	116,311	109,084	343,676	336,146

Net income by operating segment:
Banking	33,221	26,697	31,189	86,410	98,689
FirsTech	(61)	28	317	53	505
Wealth Management	5,618	5,561	4,781	16,177	14,571

AVERAGE BALANCES
Cash and cash equivalents	$502,127	$346,381	$252,730	$480,979	$237,370
Investment securities	2,666,269	2,737,313	3,148,759	2,769,862	3,254,054
Loans held for sale	11,539	9,353	2,267	8,585	1,955
Portfolio loans	7,869,798	8,010,636	7,834,285	7,826,741	7,767,378
Interest-earning assets	10,936,611	10,993,907	11,118,167	10,976,660	11,142,780
Total assets	12,007,702	12,089,692	12,202,783	12,040,414	12,225,232

Noninterest-bearing deposits	2,706,858	2,816,293	2,925,244	2,743,777	3,082,884
Interest-bearing deposits	7,296,921	7,251,582	7,217,463	7,292,884	6,886,277
Total deposits	10,003,779	10,067,875	10,142,707	10,036,661	9,969,161

Federal funds purchased and securities sold under agreements to repurchase	132,688	144,370	190,112	151,835	207,014
Interest-bearing liabilities	7,731,459	7,725,832	7,864,355	7,762,867	7,748,218
Total liabilities	10,643,325	10,757,877	10,994,376	10,716,295	11,029,374
Stockholders' equity - common	1,364,377	1,331,815	1,208,407	1,324,119	1,195,858
Tangible common equity[2]	994,657	955,591	850,382	957,788	835,204

PERFORMANCE RATIOS
Pre-provision net revenue to average assets[1,2,3]	1.38%	1.37%	1.24%	1.43%	1.37%
Return on average assets[3]	1.06%	0.91%	1.00%	0.95%	1.06%
Return on average common equity[3]	9.33%	8.26%	10.07%	8.63%	10.82%
Return on average tangible common equity[2,3]	12.80%	11.51%	14.31%	11.94%	15.50%
Net interest margin[2,4]	3.02%	3.03%	2.80%	2.94%	2.93%
Efficiency ratio[2]	62.15%	62.32%	62.38%	60.87%	59.97%
Adjusted noninterest income to operating revenue[2]	29.86%	29.13%	28.69%	29.95%	27.91%

NON-GAAP FINANCIAL INFORMATION
Adjusted pre-provision net revenue[1,2]	$44,104	$42,617	$40,491	$125,359	$132,067
Adjusted net income[2]	33,533	29,016	30,730	89,080	96,889
Adjusted diluted earnings per share[2]	0.58	0.50	0.55	1.55	1.72
Adjusted pre-provision net revenue to average assets[2,3]	1.46%	1.42%	1.32%	1.39%	1.44%
Adjusted return on average assets[2,3]	1.11%	0.97%	1.00%	0.99%	1.06%
Adjusted return on average tangible common equity[2,3]	13.41%	12.21%	14.34%	12.42%	15.51%
Adjusted net interest margin[2,4]	2.97%	3.00%	2.79%	2.92%	2.91%
Adjusted efficiency ratio[2]	60.50%	60.57%	62.31%	60.91%	59.95%
___________________________________________
1.Net interest income plus noninterest income, excluding securities gains and losses, less noninterest expense.
2.See “Non-GAAP Financial Information” for reconciliation.
3.For quarterly periods, measures are annualized.
4.On a tax-equivalent basis, assuming a federal income tax rate of 21%.
First Busey Corporation (BUSE) | 2024 Q3 — 6

CONDENSED CONSOLIDATED BALANCE SHEETS (unaudited)
(dollars in thousands, except per share amounts)

	As of
	September 30, 2024	June 30, 2024	September 30, 2023
ASSETS
Cash and cash equivalents	$553,709	$285,269	$337,919
Debt securities available for sale	1,818,117	1,829,896	2,182,841
Debt securities held to maturity	838,883	851,261	882,614
Equity securities	10,315	9,618	8,782
Loans held for sale	11,523	11,286	3,051

Commercial loans	5,631,281	5,799,214	5,824,800
Retail real estate and retail other loans	2,177,816	2,199,698	2,031,360
Portfolio loans	7,809,097	7,998,912	7,856,160

Allowance for credit losses	(84,981)	(85,226)	(91,710)
Premises and equipment	120,279	121,647	122,538
Right of use asset	11,100	11,137	11,500
Goodwill and other intangible assets, net	368,249	370,580	356,343
Other assets	530,548	567,036	588,212
Total assets	$11,986,839	$11,971,416	$12,258,250

LIABILITIES & STOCKHOLDERS' EQUITY
Liabilities
Deposits:
Noninterest-bearing deposits	$2,683,543	$2,832,776	$2,918,574
Interest-bearing checking, savings, and money market deposits	5,739,773	5,619,470	5,747,136
Time deposits	1,519,925	1,523,889	1,666,652
Total deposits	9,943,241	9,976,135	10,332,362

Securities sold under agreements to repurchase	128,429	140,283	183,702
Short-term borrowings	—	—	12,000
Long-term debt	227,482	227,245	243,666
Junior subordinated debt owed to unconsolidated trusts	74,754	74,693	71,946
Lease liability	11,470	11,469	11,783
Other liabilities	198,579	207,781	212,633
Total liabilities	10,583,955	10,637,606	11,068,092

Stockholders' equity
Retained earnings	279,868	261,820	224,698
Accumulated other comprehensive income (loss)	(170,913)	(220,326)	(290,730)
Other[1]	1,293,929	1,292,316	1,256,190
Total stockholders' equity	1,402,884	1,333,810	1,190,158
Total liabilities & stockholders' equity	$11,986,839	$11,971,416	$12,258,250

SHARE AND PER SHARE AMOUNTS
Book value per common share	$24.67	$23.50	$21.51
Tangible book value per common share[2]	$18.19	$16.97	$15.07
Ending number of common shares outstanding	56,872,241	56,746,937	55,342,017
___________________________________________
1.Net balance of common stock ($0.001 par value), additional paid-in capital, and treasury stock.
2.See “Non-GAAP Financial Information” for reconciliation.
First Busey Corporation (BUSE) | 2024 Q3 — 7

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (unaudited)
(dollars in thousands, except per share amounts)

	Three Months Ended			Nine Months Ended
	September 30, 2024	June 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
INTEREST INCOME
Interest and fees on loans	$111,336	$109,641	$99,844	$320,302	$284,423
Interest and dividends on investment securities	18,072	19,173	21,234	57,182	62,360
Other interest income	5,092	3,027	1,591	14,590	3,890
Total interest income	$134,500	$131,841	$122,669	$392,074	$350,673

INTEREST EXPENSE
Deposits	$46,634	$43,709	$37,068	$134,311	$78,576
Federal funds purchased and securities sold under agreements to repurchase	981	1,040	1,327	3,393	3,772
Short-term borrowings	26	418	1,964	676	12,527
Long-term debt	3,181	3,181	3,528	9,767	10,631
Junior subordinated debt owed to unconsolidated trusts	1,137	1,059	991	3,185	2,849
Total interest expense	$51,959	$49,407	$44,878	$151,332	$108,355

Net interest income	$82,541	$82,434	$77,791	$240,742	$242,318
Provision for credit losses	2	2,277	364	7,317	1,944
Net interest income after provision for credit losses	$82,539	$80,157	$77,427	$233,425	$240,374

NONINTEREST INCOME
Wealth management fees	$15,378	$15,917	$14,235	$46,844	$43,594
Fees for customer services	8,168	7,798	7,502	23,022	21,560
Payment technology solutions	5,265	5,915	5,226	16,889	15,772
Mortgage revenue	355	478	311	1,579	871
Income on bank owned life insurance	1,189	1,442	1,001	4,050	3,682
Realized net gains (losses) on the sale of mortgage servicing rights	(18)	277	—	7,724	—
Net securities gains (losses)	822	(353)	(285)	(5,906)	(2,960)
Other noninterest income	4,792	2,327	3,018	10,550	8,349
Total noninterest income	$35,951	$33,801	$31,008	$104,752	$90,868

NONINTEREST EXPENSE
Salaries, wages, and employee benefits	$44,593	$43,478	$39,677	$130,161	$119,867
Data processing expense	6,910	7,100	5,930	20,560	17,472
Net occupancy expense of premises	4,633	4,590	4,594	13,943	13,896
Furniture and equipment expense	1,647	1,695	1,638	5,155	5,065
Professional fees	3,118	2,495	1,542	7,866	4,573
Amortization of intangible assets	2,548	2,629	2,555	7,586	7,953
Interchange expense	1,352	1,733	1,786	4,696	5,509
FDIC insurance	1,413	1,460	1,475	4,273	4,483
Other noninterest expense	9,712	10,357	11,748	27,992	31,735
Total noninterest expense	$75,926	$75,537	$70,945	$222,232	$210,553

Income before income taxes	$42,564	$38,421	$37,490	$115,945	$120,689
Income taxes	10,560	11,064	6,824	30,359	23,873
Net income	$32,004	$27,357	$30,666	$85,586	$96,816

SHARE AND PER SHARE AMOUNTS
Basic earnings per common share	$0.56	$0.48	$0.55	$1.52	$1.75
Diluted earnings per common share	$0.55	$0.47	$0.54	$1.49	$1.72
Average common shares outstanding	57,033,359	56,919,025	55,486,700	56,458,430	55,441,980
Diluted average common shares outstanding	57,967,848	57,853,231	56,315,492	57,411,299	56,230,624
First Busey Corporation (BUSE) | 2024 Q3 — 8

BALANCE SHEET STRENGTH
Our balance sheet remains a source of strength. Total assets were $11.99 billion as of September 30, 2024, compared to $11.97 billion as of June 30, 2024, and $12.26 billion as of September 30, 2023.
We remain steadfast in our conservative approach to underwriting and disciplined approach to pricing, particularly given our outlook for the economy in the coming quarters, and this approach has impacted loan growth as predicted. Portfolio loans totaled $7.81 billion at September 30, 2024, compared to $8.00 billion at June 30, 2024, and $7.86 billion at September 30, 2023.
Average portfolio loans were $7.87 billion for the third quarter of 2024, compared to $8.01 billion for the second quarter of 2024 and $7.83 billion for the third quarter of 2023. Average interest-earning assets were $10.94 billion for the third quarter of 2024, compared to $10.99 billion for the second quarter of 2024, and $11.12 billion for the third quarter of 2023.
Total deposits were $9.94 billion at September 30, 2024, compared to $9.98 billion at June 30, 2024, and $10.33 billion at September 30, 2023. Average deposits were $10.00 billion for the third quarter of 2024, compared to $10.07 billion for the second quarter of 2024 and $10.14 billion for the third quarter of 2023. Deposit fluctuations over the last several quarters were driven by a number of elements, including (1) seasonal factors, including ordinary course public fund flows and fluctuations in the normal course of business operations of certain core commercial customers, (2) the macroeconomic environment, including prevailing interest rates and inflationary pressures, (3) depositors moving some funds to accounts at competitors offering above-market rates, and (4) deposits moving within the Busey ecosystem between deposit accounts and our wealth management group. Core deposits1 accounted for 96.5% of total deposits as of September 30, 2024. Cost of deposits was 1.85% in the third quarter of 2024, which represents an increase of 10 basis points from the second quarter of 2024. Excluding time deposits, Busey’s cost of deposits was 1.50% in the third quarter of 2024, an increase of 14 basis points from the second quarter of 2024. Non-maturity deposit cost of funds has increased as Busey Bank continues to offer savings account specials to customers with larger account balances, with the intention of migrating maturing CDs to these managed rate products. Pressure on non-interest bearing deposits along with some elevated balances of higher rate seasonal business and public funds accounts also contributed to increases in overall deposit funding cost during the quarter. Spot rates on total deposit costs, including noninterest bearing deposits, increased by 5 basis points from 1.75% at June 30, 2024, to 1.80% at September 30, 2024. Spot rates on interest bearing deposits increased by 1 basis point from 2.45% at June 30, 2024 to 2.46% at September 30, 2024.
There were no short term borrowings as of September 30 or June 30, 2024, compared to $12.0 million at September 30, 2023. We had no borrowings from the Federal Home Loan Bank (“FHLB”) at the end of the third quarter of 2024, the second quarter of 2024, or the third quarter of 2023. We have sufficient on- and off-balance sheet liquidity5 to manage deposit fluctuations and the liquidity needs of our customers. As of September 30, 2024, our available sources of on- and off-balance sheet liquidity totaled $6.37 billion. We have executed various deposit campaigns to attract term funding and savings accounts at a lower rate than our marginal cost of funds. New certificate of deposit production in the third quarter of 2024 had a weighted average term of 8.1 months at a rate of 4.18%, 67 basis points below our average marginal wholesale equivalent-term funding cost during the quarter. Furthermore, our balance sheet liquidity profile continues to be aided by the cash flows we expect from our relatively short-duration securities portfolio. Those cash flows were approximately $81.1 million in the third quarter of 2024. For the remainder of 2024, cash flows from our securities portfolio are expected to be approximately $97.1 million with a current book yield of 2.18%.
First Busey Corporation (BUSE) | 2024 Q3 — 9

ASSET QUALITY
Credit quality continues to be strong. Loans 30-89 days past due totaled $10.1 million as of September 30, 2024, compared to $23.5 million as of June 30, 2024, and $5.9 million as of September 30, 2023. The decrease in loans that were 30-89 days past due is primarily attributable to a single commercial real estate loan in the second quarter that is no longer past due as of September 30, 2024. Non-performing loans were $8.2 million as of September 30, 2024, compared to $9.1 million as of June 30, 2024, and $12.0 million as of September 30, 2023. Continued disciplined credit management resulted in non-performing loans as a percentage of portfolio loans of 0.11% as of both September 30, 2024, and June 30, 2024, and 0.15% as of September 30, 2023. Non-performing assets were 0.07% of total assets for the third quarter of 2024, compared to 0.08% for the second quarter of 2024 and 0.10% for the third quarter of 2023. Our total classified assets were $89.0 million at September 30, 2024, compared to $95.8 million at June 30, 2024, and $59.6 million at September 30, 2023. Our ratio of classified assets to estimated bank Tier 1 capital4 and reserves remains low by historical standards, at 5.9% as of September 30, 2024, compared to 6.4% as of June 30, 2024, and 4.1% as of September 30, 2023.
Net charge-offs were $0.2 million for the third quarter of 2024, compared to $9.9 million for the second quarter of 2024, and $0.3 million for the third quarter of 2023. Charge-offs in the second quarter of 2024 were primarily in connection with a single commercial and industrial credit relationship that also experienced a partial charge-off during the first quarter of 2024. The allowance as a percentage of portfolio loans was 1.09% as of September 30, 2024, compared to 1.07% as of June 30, 2024, and 1.17% as of September 30, 2023. The ratio was impacted in 2024 by the acquisition of M&M’s Life Equity Loan® portfolio, as Busey did not record an allowance for credit loss for these loans due to no expected credit loss at default, as permitted under the practical expedient provided within the Accounting Standards Codification 326-20-35-6. The allowance coverage for non-performing loans was 10.34 times as of September 30, 2024, compared to 9.36 times as of June 30, 2024, and 7.64 times as of September 30, 2023.
Busey maintains a well-diversified loan portfolio and, as a matter of policy and practice, limits concentration exposure in any particular loan segment.
First Busey Corporation (BUSE) | 2024 Q3 — 10

ASSET QUALITY (unaudited)
(dollars in thousands)

	As of
	September 30, 2024	June 30, 2024	September 30, 2023
Total assets	$11,986,839	$11,971,416	$12,258,250
Portfolio loans	7,809,097	7,998,912	7,856,160
Loans 30 – 89 days past due	10,141	23,463	5,934
Non-performing loans:
Non-accrual loans	8,192	8,393	11,298
Loans 90+ days past due and still accruing	25	712	709
Non-performing loans	$8,217	$9,105	$12,007
Non-performing loans, segregated by geography:
Illinois / Indiana	$3,981	$5,793	$7,951
Missouri	3,530	3,089	3,747
Florida	706	222	309
Other non-performing assets	64	90	96
Non-performing assets	$8,281	$9,195	$12,103

Allowance for credit losses	$84,981	$85,226	$91,710

RATIOS
Non-performing loans to portfolio loans	0.11%	0.11%	0.15%
Non-performing assets to total assets	0.07%	0.08%	0.10%
Non-performing assets to portfolio loans and other non-performing assets	0.11%	0.11%	0.15%
Allowance for credit losses to portfolio loans	1.09%	1.07%	1.17%
Coverage ratio of the allowance for credit losses to non-performing loans	10.34 x	9.36 x	7.64 x

NET CHARGE-OFFS (RECOVERIES) AND PROVISION EXPENSE (RELEASE) (unaudited)
(dollars in thousands)

	Three Months Ended			Nine Months Ended
	September 30, 2024	June 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Net charge-offs (recoveries)	$247	$9,856	$293	$15,319	$1,842
Provision expense (release)	2	2,277	364	7,317	1,944
NET INTEREST MARGIN AND NET INTEREST INCOME
Net interest margin1 was 3.02% for the third quarter of 2024, compared to 3.03% for the second quarter of 2024 and 2.80% for the third quarter of 2023. Excluding purchase accounting accretion, adjusted net interest margin1 was 2.97% for the third quarter of 2024, compared to 3.00% in the second quarter of 2024 and 2.79% in the third quarter of 2023. Net interest income was $82.5 million in the third quarter of 2024, compared to $82.4 million in the second quarter of 2024 and $77.8 million in the third quarter of 2023.
First Busey Corporation (BUSE) | 2024 Q3 — 11

After raising federal funds rates by a total of 525 basis points between March 2022 and July 2023, the Federal Open Market Committee (“FOMC”) lowered rates by 50 basis points in September 2024. In anticipation of the FOMC pivot to an easing cycle, we limited our exposure to term funding structures and intentionally priced savings specials to encourage maturing CD balances to migrate to managed rate non-maturity products. During September we began lowering rates on special priced deposit accounts and other managed rate products to benefit from the FOMC rate cuts. In addition, approximately 6% of our deposit portfolio is indexed and immediately repriced with the rate cuts by the FOMC. With our short duration CD balances comprising only 15% of the deposit funding base, we also have the ability to quickly reprice the book at lower market rates. We continue to offer CD specials with shorter term structures as well as offering attractive premium savings rates to encourage rotation of maturing CD deposits into nimble pricing products. Components of the 1 basis point decrease in net interest margin1 during the third quarter of 2024 include:
•Increased cash and securities portfolio yield contributed +3 basis points
•Increased loan portfolio and held for sale loan yields contributed +2 basis points
•Increased purchase accounting contributed +2 basis points
•Reduced borrowing expense +2 basis points
•Reduced time deposit funding costs contributed +1 basis point
•Increased non-maturity deposit funding costs contributed -11 basis points
Based on our most recent Asset Liability Management Committee (“ALCO”) model, a +100 basis point parallel rate shock is expected to increase net interest income by 2.1% over the subsequent twelve-month period. Busey continues to evaluate off-balance sheet hedging and balance sheet restructuring strategies as well as embedding rate protection in our asset originations to provide stabilization to net interest income in lower rate environments. Time deposit and savings specials have provided funding flows, and we had excess earning cash during the third quarter of 2024. Since the onset of the current FOMC tightening cycle that began in the first quarter of 2022, our cumulative interest-bearing non-maturity deposit beta peaked at 41%. Our total deposit beta for the completed tightening cycle was 34%. Deposit betas were calculated based on an average federal funds rate of 5.43% during the third quarter of 2024. The average federal funds rate decreased by 7 basis points compared to the average rate of 5.50% in the second quarter of 2024.
NONINTEREST INCOME
Noninterest income was $36.0 million for the third quarter of 2024, as compared to $33.8 million for the second quarter of 2024 and $31.0 million for the third quarter of 2023. Excluding the impact of net securities gains and losses and immaterial follow-on adjustments from the previously announced mortgage servicing rights sale, adjusted noninterest income1 was $35.1 million, or 29.9% of operating revenue1, during the third quarter of 2024, $33.9 million, or 29.1% of operating revenue, for the second quarter of 2024, and $31.3 million, or 28.7% of operating revenue, for the third quarter of 2023.
Consolidated wealth management fees were $15.4 million for the third quarter of 2024, compared to $15.9 million for the second quarter of 2024 and $14.2 million for the third quarter of 2023. Wealth management fees for the third quarter of 2024 declined by 3.4% compared to the second quarter of 2024 primarily based on seasonal tax preparation fees. On a segment basis, Wealth Management generated $16.2 million in revenue during the third quarter of 2024, a 12.7% increase over revenue of $14.4 million for the third quarter of 2023. Approximately $0.8 million of revenue attributed to the wealth segment is reported on a consolidated basis as part of other noninterest income. Third quarter of 2024 results marked a new record high reported quarterly revenue for the Wealth Management operating segment. The Wealth Management operating segment generated net income of $5.6 million in both the third quarter of 2024 and the second quarter of 2024, compared to $4.8 million in the third quarter of 2023. Busey’s Wealth Management division ended the third quarter of 2024 with $13.69 billion in assets under care, compared to $13.02 billion at the end of the second quarter of 2024 and $11.55 billion at the end of the third quarter of 2023. Our portfolio management team continues to focus on long-term returns and managing risk in the face of volatile markets and has outperformed its blended benchmark6 over the last three and five years.
First Busey Corporation (BUSE) | 2024 Q3 — 12

Payment technology solutions revenue was $5.3 million for the third quarter of 2024, compared to $5.9 million for the second quarter of 2024 and $5.2 million for the third quarter of 2023. Excluding intracompany eliminations, the FirsTech operating segment generated revenue of $5.6 million during the third quarter of 2024, compared to $6.2 million in the second quarter of 2024 and $5.7 million in the third quarter of 2023.
Noninterest income generated from our Wealth Management and FirsTech operating segments comprised 60.4% of our total noninterest income for the quarter ended September 30, 2024, providing a balance to spread-based revenue from traditional banking activities.
Fees for customer services were $8.2 million for the third quarter of 2024, compared to $7.8 million in the second quarter of 2024 and $7.5 million in the third quarter of 2023.
Net securities gains were $0.8 million for the third quarter of 2024, comprised primarily of unrealized gains on equity securities.
Other noninterest income was $4.8 million in the third quarter of 2024, compared to $2.3 million in the second quarter of 2024 and $3.0 million in the third quarter of 2023. Revenue associated with certain wealth management activities reported as other noninterest income on a consolidated basis was $0.8 million for the third quarter of 2024, compared to $0.2 million for the second quarter of 2024 and $0.1 million for the third quarter of 2023. Fluctuations in other noninterest income are primarily attributable to increases in venture capital investments, referral fees, and swap origination fees, partially offset by decreases in commercial loan sales gains. Increases for the year also reflect the addition of Life Equity Loan® servicing income beginning in the second quarter of 2024.
OPERATING EFFICIENCY
Noninterest expense was $75.9 million in the third quarter of 2024, compared to $75.5 million in the second quarter of 2024 and $70.9 million for the third quarter of 2023. The efficiency ratio1 was 62.1% for the third quarter of 2024, compared to 62.3% for the second quarter of 2024, and 62.4% for the third quarter of 2023. Adjusted core expense1 was $71.0 million in the third quarter of 2024, compared to $71.1 million in the second quarter of 2024 and $66.0 million in the third quarter of 2023. The adjusted core efficiency ratio1 was 60.2% for the third quarter of 2024, compared to 60.9% for the second quarter of 2024, and 60.2% for the third quarter of 2023. We expect to continue to prudently manage our expenses and to realize increased rates of M&M acquisition synergies during the final quarter of 2024.
Noteworthy components of noninterest expense are as follows:
•Salaries, wages, and employee benefits expenses were $44.6 million in the third quarter of 2024, compared to $43.5 million in the second quarter of 2024 and $39.7 million in the third quarter of 2023. Busey recorded $0.1 million of non-operating salaries, wages, and employee benefit expenses in the third quarter of 2024, compared to $1.1 million in the second quarter of 2024 and none in the third quarter of 2023. The increase in the third quarter of 2024 over the second quarter of 2024 was primarily attributable to performance metrics tied to bonus and equity compensation. Our associate-base consisted of 1,510 full-time equivalents as of September 30, 2024, compared to 1,520 as of June 30, 2024, and 1,484 as of September 30, 2023. The increase in our associate-base in the second quarter of 2024 was largely due to the M&M acquisition.
•Data processing expense was $6.9 million in the third quarter of 2024, compared to $7.1 million in the second quarter of 2024 and $5.9 million in the third quarter of 2023. Busey recorded $0.1 million of non-operating data processing expenses in the third quarter of 2024, compared to $0.3 million in the second quarter of 2024 and none in the third quarter of 2023. Busey has continued to make investments in technology enhancements and has also experienced inflation-driven price increases.
•Professional fees were $3.1 million in the third quarter of 2024, compared to $2.5 million in the second quarter of 2024 and $1.5 million in the third quarter of 2023. Busey recorded $1.4 million of non-operating professional fees in the third quarter of 2024, as compared to $0.4 million in the second quarter of 2024 and $0.1 million in the third quarter of 2023.
First Busey Corporation (BUSE) | 2024 Q3 — 13

•Other noninterest expense was $9.7 million for the third quarter of 2024, compared to $10.4 million in the second quarter of 2024 and $11.7 million in the third quarter of 2023. Busey recorded $0.4 million of non-operating costs in other noninterest expense in the third quarter of 2024, compared to $0.3 million in the second quarter of 2024 and none in the third quarter of 2023. In connection with Busey’s adoption of ASU 2023-02 on January 1, 2024, Busey began recording amortization of New Markets Tax Credits as income tax expense instead of other operating expense, which resulted in a decrease to other operating expenses of $2.3 million compared to the third quarter of 2023. Other items contributing to the fluctuations in other noninterest expense included the provision for unfunded commitments, mortgage servicing rights valuation expenses, fixed asset impairment, marketing, business development, and expenses related to recruiting and onboarding.
Busey's effective tax rate for the third quarter of 2024 was 24.8%, which was lower than the combined federal and state statutory rate of approximately 28.0% due to the impact of tax exempt interest income, such as municipal bond interest, bank owned life insurance income, and investments in various federal and state tax credits.
Effective tax rates were higher in 2024, compared to 2023, due to the adoption of ASU 2023-02 in January 2024. Upon adoption of ASU 2023-02 Busey elected to use the proportional amortization method of accounting for equity investments made primarily for the purpose of receiving income tax credits. The proportional amortization method results in the cost of the investment being amortized in proportion to the income tax credits and other income tax benefits received, with the amortization of the investment and the income tax credits being presented net in the income statement as a component of income tax expense as opposed to being presented on a gross basis on the income statement as a component of noninterest expense and income tax expense.
CAPITAL STRENGTH
Busey's strong capital levels, coupled with its earnings, have allowed the Company to provide a steady return to its stockholders through dividends. On October 25, 2024, Busey will pay a cash dividend of $0.24 per common share to stockholders of record as of October 18, 2024. Busey has consistently paid dividends to its common stockholders since the bank holding company was organized in 1980.
As of September 30, 2024, Busey continued to exceed the capital adequacy requirements necessary to be considered “well-capitalized” under applicable regulatory guidelines. Busey’s Common Equity Tier 1 ratio is estimated4 to be 13.78% at September 30, 2024, compared to 13.20% at June 30, 2024, and 12.52% at September 30, 2023. Our Total Capital to Risk Weighted Assets ratio is estimated4 to be 18.19% at September 30, 2024, compared to 17.50% at June 30, 2024, and 16.72% at September 30, 2023.
Busey’s tangible common equity1 was $1.04 billion at September 30, 2024, compared to $970.9 million at June 30, 2024, and $841.2 million at September 30, 2023. Tangible common equity1 represented 8.96% of tangible assets at September 30, 2024, compared to 8.36% at June 30, 2024, and 7.06% at September 30, 2023. Busey’s tangible book value per common share1 increased to $18.19 at September 30, 2024, from $16.97 at June 30, 2024, and $15.07 at September 30, 2023, reflecting a 20.7% year-over-year increase. The ratios of tangible common equity to tangible assets1 and tangible book value per common share have been impacted by the fair value adjustment of Busey’s securities portfolio as a result of the current rate environment, which is reflected in the accumulated other comprehensive income (loss) component of shareholder’s equity.
THIRD QUARTER EARNINGS INVESTOR PRESENTATION
For additional information on Busey’s financial condition and operating results, please refer to the Q3 2024 Earnings Investor Presentation furnished via Form 8-K on October 22, 2024, in connection with this earnings release.
First Busey Corporation (BUSE) | 2024 Q3 — 14

CORPORATE PROFILE
As of September 30, 2024, First Busey Corporation (Nasdaq: BUSE) was an $11.99 billion financial holding company headquartered in Champaign, Illinois.
Busey Bank, a wholly-owned bank subsidiary of First Busey Corporation, had total assets of $11.95 billion as of September 30, 2024, and is headquartered in Champaign, Illinois. Busey Bank currently has 62 banking centers, with 21 in Central Illinois markets, 17 in suburban Chicago markets, 20 in the St. Louis Metropolitan Statistical Area, three in Southwest Florida, and one in Indianapolis. More information about Busey Bank can be found at busey.com.
Through Busey’s Wealth Management division, the Company provides a full range of asset management, investment, brokerage, fiduciary, philanthropic advisory, tax preparation, and farm management services to individuals, businesses, and foundations. Assets under care totaled $13.69 billion as of September 30, 2024. More information about Busey’s Wealth Management services can be found at busey.com/wealth-management.
Busey Bank’s wholly-owned subsidiary, FirsTech, specializes in the evolving financial technology needs of small and medium-sized businesses, highly regulated enterprise industries, and financial institutions. FirsTech provides comprehensive and innovative payment technology solutions, including online, mobile, and voice-recognition bill payments; money and data movement; merchant services; direct debit services; lockbox remittance processing for payments made by mail; and walk-in payments at retail agents. Additionally, FirsTech simplifies client workflows through integrations enabling support with billing, reconciliation, bill reminders, and treasury services. More information about FirsTech can be found at firstechpayments.com.
For the first time, Busey was named among the World’s Best Banks for 2024 by Forbes, earning a spot on the list among 68 U.S. banks and 403 banks worldwide. Additionally, Busey Bank was honored to be named among America’s Best Banks by Forbes magazine for the third consecutive year. Ranked 40th overall in 2024, Busey was the second-ranked bank headquartered in Illinois of the six that made this year’s list and the highest-ranked bank of those with more than $10 billion in assets. Busey is humbled to be named among the 2023 Best Banks to Work For by American Banker, the 2023 Best Places to Work in Money Management by Pensions and Investments, the 2024 Best Places to Work in Illinois by Daily Herald Business Ledger, the 2024 Best Places to Work in Indiana by the Indiana Chamber of Commerce, and the 2024 Best Companies to Work For in Florida by Florida Trend magazine. We are honored to be consistently recognized globally, nationally and locally for our engaged culture of integrity and commitment to community development.
For more information about us, visit busey.com.
Category: Financial
Source: First Busey Corporation
Contacts:
Jeffrey D. Jones, Chief Financial Officer
217-365-4130
First Busey Corporation (BUSE) | 2024 Q3 — 15

NON-GAAP FINANCIAL INFORMATION
This earnings release contains certain financial information determined by methods other than GAAP. Management uses these non-GAAP measures, together with the related GAAP measures, in analysis of Busey’s performance and in making business decisions, as well as for comparison to Busey’s peers. Busey believes the adjusted measures are useful for investors and management to understand the effects of certain non-core and non-recurring noninterest items and provide additional perspective on Busey’s performance over time.
Below is a reconciliation to what management believes to be the most directly comparable GAAP financial measures—specifically, net interest income, total noninterest income, net security gains and losses, and total noninterest expense in the case of pre-provision net revenue, adjusted pre-provision net revenue, pre-provision net revenue to average assets, and adjusted pre-provision net revenue to average assets; net income in the case of adjusted net income, adjusted diluted earnings per share, adjusted return on average assets, average tangible common equity, return on average tangible common equity, adjusted return on average tangible common equity; net income and net security gains and losses in the case of further adjusted net income and further adjusted diluted earnings per share; net interest income in the case of adjusted net interest income and adjusted net interest margin; net interest income, total noninterest income, and total noninterest expense in the case of adjusted noninterest income, adjusted noninterest expense, noninterest expense excluding non-operating adjustments, adjusted core expense, efficiency ratio, adjusted efficiency ratio, and adjusted core efficiency ratio; net interest income, total noninterest income, net securities gains and losses, and net gains and losses on the sale of mortgage servicing rights in the case of operating revenue and adjusted noninterest income to operating revenue; total assets and goodwill and other intangible assets in the case of tangible assets; total stockholders’ equity in the case of tangible book value per common share; total assets and total stockholders’ equity in the case of tangible common equity and tangible common equity to tangible assets; and total deposits in the case of core deposits and core deposits to total deposits.
These non-GAAP disclosures have inherent limitations and are not audited. They should not be considered in isolation or as a substitute for operating results reported in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other companies. Tax effected numbers included in these non-GAAP disclosures are based on estimated statutory rates, estimated federal income tax rates, or effective tax rates, as noted with the tables below.
First Busey Corporation (BUSE) | 2024 Q3 — 16

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES (Unaudited)

Pre-Provision Net Revenue, Adjusted Pre-Provision Net Revenue, Pre-Provision Net Revenue to Average Assets, and Adjusted Pre-Provision Net Revenue to Average Assets
(dollars in thousands)

		Three Months Ended			Nine Months Ended
		September 30, 2024	June 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
PRE-PROVISION NET REVENUE
Net interest income		$82,541	$82,434	$77,791	$240,742	$242,318
Total noninterest income		35,951	33,801	31,008	104,752	90,868
Net security (gains) losses		(822)	353	285	5,906	2,960
Total noninterest expense		(75,926)	(75,537)	(70,945)	(222,232)	(210,553)
Pre-provision net revenue		41,744	41,051	38,139	129,168	125,593
Non-GAAP adjustments:
Acquisition and restructuring expenses		1,935	2,212	79	4,555	91
Provision for unfunded commitments		407	(369)	13	(640)	(357)
Amortization of New Markets Tax Credits		—	—	2,260	—	6,740
Realized (gain) loss on the sale of mortgage service rights		18	(277)	—	(7,724)	—
Adjusted pre-provision net revenue		$44,104	$42,617	$40,491	$125,359	$132,067

Pre-provision net revenue, annualized	[a]	$166,069	$165,106	$151,312	$172,538	$167,917
Adjusted pre-provision net revenue, annualized	[b]	175,457	171,405	160,644	167,450	176,573
Average total assets	[c]	12,007,702	12,089,692	12,202,783	12,040,414	12,225,232

Reported: Pre-provision net revenue to average total assets[1]	[a÷c]	1.38%	1.37%	1.24%	1.43%	1.37%
Adjusted: Pre-provision net revenue to average total assets[1]	[b÷c]	1.46%	1.42%	1.32%	1.39%	1.44%
___________________________________________
1.Annualized measure.
First Busey Corporation (BUSE) | 2024 Q3 — 17

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES (Unaudited)

Adjusted Net Income, Adjusted Diluted Earnings Per Share, Adjusted Return on Average Assets, Average Tangible Common Equity, Return on Average Tangible Common Equity, and Adjusted Return on Average Tangible Common Equity
(dollars in thousands, except per share amounts)

		Three Months Ended			Nine Months Ended
		September 30, 2024	June 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
NET INCOME ADJUSTED FOR NON-OPERATING ITEMS
Net income	[a]	$32,004	$27,357	$30,666	$85,586	$96,816
Non-GAAP adjustments for non-operating expenses:
Acquisition expenses:
Salaries, wages, and employee benefits		73	1,137	—	1,210	—
Data processing		90	344	—	534	—
Professional fees, occupancy, furniture and fixtures, and other		1,772	731	79	2,688	91
Restructuring expenses:
Salaries, wages, and employee benefits		—	—	—	123	—
Acquisition and restructuring expenses		1,935	2,212	79	4,555	91
Related tax benefit[1]		(406)	(553)	(15)	(1,061)	(18)
Adjusted net income	[b]	$33,533	$29,016	$30,730	$89,080	$96,889

DILUTED EARNINGS PER SHARE
Diluted average common shares outstanding	[c]	57,967,848	57,853,231	56,315,492	57,411,299	56,230,624

Reported: Diluted earnings per share	[a÷c]	$0.55	$0.47	$0.54	$1.49	$1.72
Adjusted: Diluted earnings per share	[b÷c]	$0.58	$0.50	$0.55	$1.55	$1.72

RETURN ON AVERAGE ASSETS
Net income, annualized	[d]	$127,320	$110,029	$121,664	$114,323	$129,443
Adjusted net income, annualized	[e]	133,403	116,702	121,918	118,990	129,540
Average total assets	[f]	12,007,702	12,089,692	12,202,783	12,040,414	12,225,232

Reported: Return on average assets[2]	[d÷f]	1.06%	0.91%	1.00%	0.95%	1.06%
Adjusted: Return on average assets[2]	[e÷f]	1.11%	0.97%	1.00%	0.99%	1.06%

RETURN ON AVERAGE TANGIBLE COMMON EQUITY
Average common equity		$1,364,377	$1,331,815	$1,208,407	$1,324,119	$1,195,858
Average goodwill and other intangible assets, net		(369,720)	(376,224)	(358,025)	(366,331)	(360,654)
Average tangible common equity	[g]	$994,657	$955,591	$850,382	$957,788	$835,204

Reported: Return on average tangible common equity[2]	[d÷g]	12.80%	11.51%	14.31%	11.94%	15.50%
Adjusted: Return on average tangible common equity[2]	[e÷g]	13.41%	12.21%	14.34%	12.42%	15.51%
___________________________________________
1.Year-to-date tax benefits were calculated by multiplying year-to-date acquisition and restructuring expenses by the effective income tax rate for each year-to-date period, which for 2024 excludes a one-time deferred tax valuation adjustment resulting from a change in Illinois apportionment rate due to recently enacted regulations and deductibility of certain acquisition expenses. Tax rates used in these calculations were 23.3% and 19.8% for the nine months ended September 30, 2024 and 2023, respectively. Quarterly tax benefits were calculated as the year-to-date tax benefit amounts less the sum of amounts applied to previous quarters during the year, equating to tax rates of 21.0%, 25.0%, and 19.7% for the three months ended September 30, 2024, June 30, 2024, and September 30, 2023, respectively.
2.Annualized measure.
First Busey Corporation (BUSE) | 2024 Q3 — 18

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES (Unaudited)

Further Adjusted Net Income and Further Adjusted Diluted Earnings Per Share
(dollars in thousands, except per share amounts)

		Three Months Ended			Nine Months Ended
		September 30, 2024	June 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Adjusted net income[1]	[a]	$33,533	$29,016	$30,730	$89,080	$96,889
Further non-GAAP adjustments:
Net securities (gains) losses		(822)	353	285	5,906	2,960
Realized net (gains) losses on the sale of mortgage servicing rights		18	(277)	—	(7,724)	—
Tax effect for further non-GAAP adjustments[2]		199	(19)	(52)	453	(585)
Tax effected further non-GAAP adjustments[3]		(605)	57	233	(1,365)	2,375
Further adjusted net income[3]	[b]	$32,928	$29,073	$30,963	$87,715	$99,264
One-time deferred tax valuation adjustment[4]		—	1,446	—	1,446	—
Further adjusted net income, excluding one-time deferred tax valuation adjustment[3]	[c]	$32,928	$30,519	$30,963	$89,161	$99,264

Diluted average common shares outstanding	[d]	57,967,848	57,853,231	56,315,492	57,411,299	56,230,624

Adjusted: Diluted earnings per share	[a÷d]	$0.58	$0.50	$0.55	$1.55	$1.72
Further Adjusted: Diluted earnings per share[3]	[b÷d]	$0.57	$0.50	$0.55	$1.53	$1.77
Further Adjusted, excluding one-time deferred tax valuation adjustment: Diluted earnings per share[3]	[c÷d]	$0.57	$0.53	$0.55	$1.55	$1.77
___________________________________________
1.Adjusted net income is a non-GAAP measure. See the table on the previous page for a reconciliation to the nearest GAAP measure.
2.Tax effects for further non-GAAP adjustments were calculated by multiplying further non-GAAP adjustments by the effective income tax rate for each period. For the nine months ended September 30, 2024, the rate that we used excluded a one-time deferred tax valuation adjustment resulting from a change in Illinois apportionment rate due to recently enacted regulations. Effective income tax rates that we used to calculate the tax effect were 24.8%, 25.0%, and 18.2% for the three months ended September 30, 2024, June 30, 2024, and September 30, 2023, respectively, and were 24.9% and 19.8% for the nine months ended September 30, 2024 and 2023, respectively.
3.Tax-effected measure.
4.An estimated one-time deferred tax valuation adjustment of $1.4 million resulted from a change to our Illinois apportionment rate due to recently enacted regulations.
First Busey Corporation (BUSE) | 2024 Q3 — 19

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES (Unaudited)

Adjusted Net Interest Income and Adjusted Net Interest Margin
(dollars in thousands)

		Three Months Ended			Nine Months Ended
		September 30, 2024	June 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Net interest income		$82,541	$82,434	$77,791	$240,742	$242,318
Non-GAAP adjustments:
Tax-equivalent adjustment[1]		396	402	553	1,247	1,672
Tax-equivalent net interest income		82,937	82,836	78,344	241,989	243,990
Purchase accounting accretion related to business combinations		(1,338)	(812)	(277)	(2,354)	(1,093)
Adjusted net interest income		$81,599	$82,024	$78,067	$239,635	$242,897

Tax-equivalent net interest income, annualized	[a]	$329,945	$333,165	$310,821	$323,241	$326,214
Adjusted net interest income, annualized	[b]	324,622	329,899	309,722	320,096	324,752
Average interest-earning assets	[c]	10,936,611	10,993,907	11,118,167	10,976,660	11,142,780

Reported: Net interest margin[2]	[a÷c]	3.02%	3.03%	2.80%	2.94%	2.93%
Adjusted: Net interest margin[2]	[b÷c]	2.97%	3.00%	2.79%	2.92%	2.91%
___________________________________________
1.Tax-equivalent adjustments were calculated using an estimated federal income tax rate of 21%, applied to non-taxable interest income on investments and loans.
2.Annualized measure.
First Busey Corporation (BUSE) | 2024 Q3 — 20

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES (Unaudited)

Adjusted Noninterest Income, Operating Revenue, Adjusted Noninterest Income to Operating Revenue, Noninterest Expense Excluding Amortization of Intangible Assets, Adjusted Noninterest Expense,
Adjusted Core Expense, Noninterest Expense Excluding Non-Operating Adjustments,
Efficiency Ratio, Adjusted Efficiency Ratio, and Adjusted Core Efficiency Ratio
(dollars in thousands)

		Three Months Ended			Nine Months Ended
		September 30, 2024	June 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Net interest income	[a]	$82,541	$82,434	$77,791	$240,742	$242,318
Non-GAAP adjustments:
Tax-equivalent adjustment[1]		396	402	553	1,247	1,672
Tax-equivalent net interest income	[b]	82,937	82,836	78,344	241,989	243,990

Total noninterest income		35,951	33,801	31,008	104,752	90,868
Non-GAAP adjustments:
Net security (gains) losses		(822)	353	285	5,906	2,960
Noninterest income excluding net securities gains and losses	[c]	35,129	34,154	31,293	110,658	93,828
Further adjustments:
Realized net (gains) losses on the sale of mortgage servicing rights		18	(277)	—	(7,724)	—
Adjusted noninterest income	[d]	$35,147	$33,877	$31,293	$102,934	$93,828

Tax-equivalent revenue	[e = b+c]	$118,066	$116,990	$109,637	$352,647	$337,818
Adjusted tax-equivalent revenue	[f = b+d]	118,084	116,713	109,637	344,923	337,818
Operating revenue	[g = a+d]	117,688	116,311	109,084	343,676	336,146

Adjusted noninterest income to operating revenue	[d÷g]	29.86%	29.13%	28.69%	29.95%	27.91%

Total noninterest expense		$75,926	$75,537	$70,945	$222,232	$210,553
Non-GAAP adjustments:
Amortization of intangible assets	[h]	(2,548)	(2,629)	(2,555)	(7,586)	(7,953)
Noninterest expense excluding amortization of intangible assets	[i]	73,378	72,908	68,390	214,646	202,600
Non-operating adjustments:
Salaries, wages, and employee benefits		(73)	(1,137)	—	(1,333)	—
Data processing		(90)	(344)	—	(534)	—
Professional fees, occupancy, furniture and fixtures, and other		(1,772)	(731)	(79)	(2,688)	(91)
Adjusted noninterest expense	[j]	71,443	70,696	68,311	210,091	202,509
Provision for unfunded commitments		(407)	369	(13)	640	357
Amortization of New Markets Tax Credits		—	—	(2,260)	—	(6,740)
Adjusted core expense	[k]	$71,036	$71,065	$66,038	$210,731	$196,126

Noninterest expense, excluding non-operating adjustments	[j-h]	$73,991	$73,325	$70,866	$217,677	$210,462

Reported: Efficiency ratio	[i÷e]	62.15%	62.32%	62.38%	60.87%	59.97%
Adjusted: Efficiency ratio	[j÷f]	60.50%	60.57%	62.31%	60.91%	59.95%
Adjusted: Core efficiency ratio	[k÷f]	60.16%	60.89%	60.23%	61.10%	58.06%
___________________________________________
1.Tax-equivalent adjustments were calculated using an estimated federal income tax rate of 21%, applied to non-taxable interest income on investments and loans.
First Busey Corporation (BUSE) | 2024 Q3 — 21

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES (Unaudited)

Tangible Book Value and Tangible Book Value Per Common Share
(dollars in thousands, except per share amounts)

		As of
		September 30, 2024	June 30, 2024	September 30, 2023
Total stockholders' equity		$1,402,884	$1,333,810	$1,190,158
Non-GAAP adjustments:
Goodwill and other intangible assets, net		(368,249)	(370,580)	(356,343)
Tangible book value	[a]	$1,034,635	$963,230	$833,815

Ending number of common shares outstanding	[b]	56,872,241	56,746,937	55,342,017

Tangible book value per common share	[a÷b]	$18.19	$16.97	$15.07

Tangible Assets, Tangible Common Equity, and Tangible Common Equity to Tangible Assets
(dollars in thousands)

		As of
		September 30, 2024	June 30, 2024	September 30, 2023
Total assets		$11,986,839	$11,971,416	$12,258,250
Non-GAAP adjustments:
Goodwill and other intangible assets, net		(368,249)	(370,580)	(356,343)
Tax effect of other intangible assets[1]		7,178	7,687	7,354
Tangible assets[2]	[a]	$11,625,768	$11,608,523	$11,909,261

Total stockholders' equity		$1,402,884	$1,333,810	$1,190,158
Non-GAAP adjustments:
Goodwill and other intangible assets, net		(368,249)	(370,580)	(356,343)
Tax effect of other intangible assets[1]		7,178	7,687	7,354
Tangible common equity[2]	[b]	$1,041,813	$970,917	$841,169

Tangible common equity to tangible assets[2]	[b÷a]	8.96%	8.36%	7.06%
___________________________________________
1.Net of estimated deferred tax liability, calculated using the estimated statutory tax rate of 28%.
2.Tax-effected measure.
First Busey Corporation (BUSE) | 2024 Q3 — 22

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES (Unaudited)

Core Deposits, Core Deposits to Total Deposits, and Portfolio Loans to Core Deposits
(dollars in thousands)

		As of
		September 30, 2024	June 30, 2024	September 30, 2023
Portfolio loans	[a]	$7,809,097	$7,998,912	$7,856,160

Total deposits	[b]	$9,943,241	$9,976,135	$10,332,362
Non-GAAP adjustments:
Brokered deposits, excluding brokered time deposits of $250,000 or more		(13,089)	(43,089)	(6,055)
Time deposits of $250,000 or more		(338,808)	(314,461)	(350,276)
Core deposits	[c]	$9,591,344	$9,618,585	$9,976,031

RATIOS
Core deposits to total deposits	[c÷b]	96.46%	96.42%	96.55%
Portfolio loans to core deposits	[a÷c]	81.42%	83.16%	78.75%
First Busey Corporation (BUSE) | 2024 Q3 — 23

FORWARD-LOOKING STATEMENTS
This press release may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to Busey’s financial condition, results of operations, plans, objectives, future performance, and business. Forward-looking statements, which may be based upon beliefs, expectations and assumptions of Busey’s management and on information currently available to management, are generally identifiable by the use of words such as “believe,” “expect,” “anticipate,” “plan,” “intend,” “estimate,” “may,” “will,” “would,” “could,” “should,” “position,” or other similar expressions. Additionally, all statements in this document, including forward-looking statements, speak only as of the date they are made, and Busey undertakes no obligation to update any statement in light of new information or future events.
A number of factors, many of which are beyond Busey’s ability to control or predict, could cause actual results to differ materially from those in any forward-looking statements. These factors include, among others, the following: (1) risks related to the proposed transaction with CrossFirst, including (i) the possibility that the proposed transaction will not close when expected or at all because required regulatory, stockholder, or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated (and the risk that required regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); (ii) the possibility that the anticipated benefits of the proposed transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Busey and CrossFirst do business; (iii) the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (iv) diversion of management's attention from ongoing business operations and opportunities; (v) the possibility that Busey may be unable to achieve expected synergies and operating efficiencies in the merger within the expected timeframes or at all, and to successfully integrate CrossFirst's operations with those of Busey or that such integration may be more difficult, time consuming or costly than expected; (vi) revenues following the proposed transaction may be lower than expected; and (vii) shareholder litigation that could prevent or delay the closing of the proposed transaction or otherwise negatively impact our business and operations; (2) the strength of the local, state, national, and international economy (including effects of inflationary pressures and supply chain constraints); (3) the economic impact of any future terrorist threats or attacks, widespread disease or pandemics, or other adverse external events that could cause economic deterioration or instability in credit markets (including Russia’s invasion of Ukraine and the conflict in the Middle East); (4) changes in state and federal laws, regulations, and governmental policies concerning Busey's general business (including changes in response to the failures of other banks or as a result of the upcoming 2024 presidential election); (5) changes in accounting policies and practices; (6) changes in interest rates and prepayment rates of Busey’s assets (including the impact of sustained elevated interest rates); (7) increased competition in the financial services sector (including from non-bank competitors such as credit unions and fintech companies) and the inability to attract new customers; (8) changes in technology and the ability to develop and maintain secure and reliable electronic systems; (9) the loss of key executives or associates; (10) changes in consumer spending; (11) unexpected results of other transactions (including the acquisition of M&M); (12) unexpected outcomes of existing or new litigation, investigations, or inquiries involving Busey (including with respect to Busey’s Illinois franchise taxes); (13) fluctuations in the value of securities held in Busey’s securities portfolio; (14) concentrations within Busey’s loan portfolio (including commercial real estate loans), large loans to certain borrowers, and large deposits from certain clients; (15) the concentration of large deposits from certain clients who have balances above current FDIC insurance limits and may withdraw deposits to diversify their exposure; (16) the level of non-performing assets on Busey’s balance sheets; (17) interruptions involving information technology and communications systems or third-party servicers; (18) breaches or failures of information security controls or cybersecurity-related incidents; and (19) the economic impact of exceptional weather occurrences such as tornadoes, hurricanes, floods, blizzards, and droughts. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements.
Additional information concerning Busey and its business, including additional factors that could materially affect Busey’s financial results, is included in Busey’s filings with the Securities and Exchange Commission.
First Busey Corporation (BUSE) | 2024 Q3 — 24

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT
Busey has filed a registration statement on Form S‑4 with the SEC to register the shares of Busey’s common stock that will be issued to CrossFirst stockholders in connection with the proposed transaction. The registration statement includes a preliminary joint proxy statement of Busey and CrossFirst, which also constitutes a prospectus of Busey. The definitive joint proxy statement/prospectus will be sent to the stockholders of each of Busey and CrossFirst seeking certain approvals related to the proposed transaction. INVESTORS AND SECURITY HOLDERS OF BUSEY AND CROSSFIRST AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S‑4 AND THE JOINT PROXY STATEMENT/PROSPECTUS TO BE INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S‑4 WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BUSEY, CROSSFIRST, AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copies of these documents, as well as other relevant documents filed with the SEC containing information about Busey and CrossFirst, without charge, at the SEC's website (http://www.sec.gov). Copies of documents filed with the SEC by Busey will be made available free of charge in the "SEC Filings" section of Busey's website, https://ir.busey.com. Copies of documents filed with the SEC by CrossFirst will be made available free of charge in the "Investor Relations" section of CrossFirst's website, https://investors.crossfirstbankshares.com.
PARTICIPANTS IN SOLICITATION
Busey, CrossFirst, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding Busey’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 12, 2024, and certain other documents filed by Busey with the SEC. Information regarding CrossFirst’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 26, 2024, and certain other documents filed by CrossFirst with the SEC. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed or to be filed with the SEC when they become available. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.
END NOTES

1
Represents a non-GAAP financial measure. For a reconciliation to the most directly comparable financial measure calculated and presented in accordance with Generally Accepted Accounting Principles (“GAAP”), see "Non-GAAP Financial Information.”

2	Estimated uninsured and uncollateralized deposits consist of account balances in excess of the $250 thousand FDIC insurance limit, less intercompany accounts and collateralized accounts (including preferred deposits).
3	Central Business District areas within Busey’s footprint include downtown St. Louis, downtown Indianapolis, and downtown Chicago.
4	Capital amounts and ratios for the third quarter of 2024 are not yet finalized and are subject to change.
5	On- and off-balance sheet liquidity is comprised of cash and cash equivalents, debt securities excluding those pledged as collateral, brokered deposits, and Busey’s borrowing capacity through its revolving credit facility, the FHLB, the Federal Reserve Bank, and federal funds purchased lines.
6	The blended benchmark consists of 60% MSCI All Country World Index and 40% Bloomberg Intermediate US Government/Credit Total Return Index.
First Busey Corporation (BUSE) | 2024 Q3 — 25

First Busey Corporation
100 W. University Ave., Champaign, IL 61820
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